SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on current situations of production sites in Thailand (Wednesday, October 19, 2011)

October 19, 2011

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Dept.

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on current situations of production sites in Thailand

Kubota Corporation (hereinafter “the Company”) extents its heartfelt sympathy to those who have suffered from the recent Thailand flooding caused by heavy rains. Please be advised that current situations of the Company’s production sites in Thailand are as follows.

1. Current situations of production sites in Thailand

<SIAM KUBOTA Corporation Co., Ltd. (SKC)>

[Navanakorn plant]

(1) Current situations:	Floodwater began to flow into Navanakorn Industrial Estate, and building and production equipment of the plant were inundated with floodwater in the afternoon of October 18.
(2) Effect for production:

SKC suspended production of Navanakorn plant in the afternoon of October 11 to secure employees’ safety. SKC continues suspension of production due to difficulties in procuring some of parts resulted from flood damages on its parts suppliers on and after October 12,.

Restarting production will be determined in the light of circumstances.

(3) Location:	Navanakorn Industrial Estate, Pathumthani, Thailand (45 km distant from center of Bangkok City toward north-northeast)
(4) Manufacturing items:	Horizontal diesel engines, power tillers and other machinery

[Amatanakorn plant]

(1) Current conditions:	There is no damage for its building and production equipment.
(2) Effect for production:

SKC is suspending production of Amatanakorn plant from October 17 because of difficulties in procuring some of parts resulted from flood damages on its parts suppliers.

Restarting production will be determined the light of circumstances.

(3) Location:	Amata Nakorn Industrial Estate, Chonburi, Thailand (60 km distant from center of Bangkok City toward southeast)
(4) Manufacturing items:	Tractors and combine harvesters

<SIAM KUBOTA Metal Technology Co., Ltd. (SKMT)>

(1) Current conditions:	There is no damage for its building and production equipment.
(2) Effect for production:	SKMT is continuing production.
(3) Location:	304 Industrial Park, Chachoengsao, Thailand (95 km distant from center of Bangkok City toward east)
(4) Manufacturing items:	Castings for engines and tractors

< KUBOTA Precision Machinery (Thailand) Co., Ltd. (KPMT)>

(1) Current conditions:	There is no damage for its building and production equipment.
(2) Effect for production:	KPMT is suspending production from October 17 affected by suspension of production at SKC’s Amatanakorn plant. Restarting production will be determined the light of circumstances.
(3) Location:	Amata Nakorn Industrial Estate, Chonburi, Thailand (60 km distant from center of Bangkok City toward southeast)
(4) Manufacturing items:	Oil hydraulic cylinder for tractors

2. Effect on business performance

Effect on the Company’s consolidated financial results cannot be reasonably estimated at this time. An announcement will be made promptly if a significant impact on the Company’s consolidated financial results for the year ending March 31, 2012 is anticipated.

3. Other information

Effect on production in Japan is not expected at this time.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: October 19, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department